UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 14, 2024 titled “Arcos Dorados Reports Second Quarter Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 14, 2024

Item 1

Arcos Dorados 2Q 2024 Results

August 14, 2024

ARCOS DORADOS REPORTS SECOND QUARTER FINANCIAL RESULTS

•	Total revenues of $1.1 billion in the quarter, up 6.8% in US dollars versus the prior year period.

•	Systemwide comparable sales¹ grew 40.8% year-over-year, including strong guest volume growth.

•	Digital channels (Mobile App, Delivery and Self-order Kiosks) accounted for more than 57% of systemwide sales in the period, including 24% identified sales.

•	Loyalty Program implemented in three markets, grew to 11.2 million registered members[2].

•	Consolidated Adjusted EBITDA¹ was $118.8 million, rising 7.9% year-over-year in US dollars.

•	Net Income was $26.6 million in the second quarter, or $0.13 per share.

Montevideo, Uruguay, August 14, 2024 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and six months ended June 30, 2024.

Second Quarter 2024 Highlights

•	Consolidated revenues totaled $1.1 billion, rising 6.8% in US dollars versus the prior year period.

•	Systemwide comparable sales¹ rose 40.8% versus the second quarter of 2023, or 10.2% and 2.4x blended inflation, excluding Argentina.

•	Consolidated Adjusted EBITDA¹ of $118.8 million, grew 7.9% in US dollars year-over-year.

•	Net Debt to Adjusted EBITDA leverage ratio ended the second quarter unchanged at 1.2x from the end of the first quarter of 2024.

•	The Company opened 15 Experience of the Future restaurants in the quarter, all of them free-standing, including 10 in Brazil.

•	Digital channel sales growth was boosted by continued strong Delivery sales and expanding Loyalty Program membership, leading to 24% identified sales in the quarter.

1 For definitions, please refer to page 15 of this document.

2 As of July 31, 2024.

Message from Marcelo Rabach, Chief Executive Officer

We believe our second quarter 2024 results demonstrate our ability to perform strongly in any operating context. Sales and profitability growth through June have been consistent with our strategy, especially when you consider the tougher-than-expected macroeconomic and consumer environments we are facing this year. To manage through this period, we are focused on the factors we can control to minimize short-term volatility and maximize long-term growth.

Consolidated revenue rose 6.8% in the second quarter, reaching the highest level ever for a second quarter in US dollars. Guest traffic growth continued to support comparable sales growth even as consumers have become more discerning with their discretionary spending. This is where our omnichannel approach, strong value proposition and operational excellence have established McDonald’s as the region’s favorite QSR brand.

Systemwide comparable sales growth was 2.4x the Company’s blended inflation, excluding Argentina. According to our proprietary research, we expanded market share by nearly three percentage points across the region, outpacing our nearest competitors by a wide margin.

The Three D’s Strategy of Digital, Delivery and Drive-thru has set a new standard of quality, service and value for the quick service restaurant industry in Latin America and the Caribbean. Today’s guests expect their QSR experience to be convenient and versatile, with multiple alternatives to receive great service and high-quality food at a fair value.

And we are meeting their expectations with sophisticated digital capabilities, a dedication to operational excellence, convenient free-standing restaurant locations and the best menu offerings in the QSR industry. No other restaurant brand in the region can match these structural competitive advantages.

Additionally, the business model has evolved in a way that allowed us to deliver the second-best EBITDA in US dollars for a second quarter in our history. We did this despite macroeconomic and currency headwinds in some of our largest markets and even after adjusting for a positive impact from the reduction of labor contingencies due to a favorable judgement in Brazil.

During the first half of 2024, we opened 37 Experience of the Future (EOTF) restaurants, including 34 free-standing locations. In our biggest market, Brazil, we added 21 EOTF restaurants in the first half, including 20 new free-standing units.

We believe we are positioned to generate sustainable US dollar cash flow growth by leveraging our structural competitive advantages. And Sustainability is about more than just financial results. It is about making a positive impact on the communities we serve through our Recipe for the Future ESG platform. Because it is the right thing to do, and it is good for business.

Finally, it is worth reminding you that we operate in a highly underpenetrated region for both the QSR industry, as well as for the McDonald’s Brand. We see tremendous growth potential ahead and will work to capture it, as strategically and profitably as possible.

Consolidated
Results

Consolidated Results
Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)

	2Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,317			2,395

Sales by Company-operated Restaurants	994.5	(426.9)	493.1	1,060.7	6.7%	49.6%
Revenues from franchised restaurants	46.0	(12.2)	16.4	50.2	9.1%	35.7%
Total Revenues	1,040.5	(439.2)	509.5	1,110.9	6.8%	49.0%
Systemwide Comparable Sales						40.8%
Adjusted EBITDA	110.1	(11.2)	19.9	118.8	7.9%	18.1%
Adjusted EBITDA Margin	10.6%			10.7%	0.1 p.p.
Net income (loss) attributable to AD	28.4	43.7	(45.4)	26.6	-6.1%	-160.0%
No. of shares outstanding (thousands)	210,626			210,660
EPS (US$/Share)	0.13			0.13

Arcos Dorados’ total revenues reached $1.1 billion, up 6.8% in US dollars versus the prior year quarter, despite the challenging macroeconomic and consumer environments in the region, the significant negative impact on results from the Argentina business and the depreciation of the Brazilian real during the quarter.

Systemwide comparable sales rose 40.8% with most markets increasing sales above local inflation, including positive guest volumes. The Company’s systemwide comparable sales grew 2.4x blended inflation for the period, excluding Argentina.

The Three-D’s strategy (Digital, Delivery and Drive-thru) together with the industry’s most compelling value proposition, drove guest volume and sales growth in the quarter. This led to continued market share gains for the McDonald’s Brand throughout the region. According to the Company’s proprietary research, market share expanded by nearly three percentage points compared with the prior year period, across the Company’s operating footprint.

Off-premise sales (Delivery and Drive-thru) rose 11% in US dollars versus the prior year, and represented 45% of systemwide sales in the second quarter of 2024. On-premise sales (front counter, self-order kiosks, dessert centers and McCafé) grew 4% in US dollars year-over-year, accounting for 55% of systemwide sales in the quarter.

The Company’s Digital platform offered guests the ability to choose their preferred experience, whether through the convenience of self-order kiosks in the Company’s restaurants or through Mobile App functionalities, such as Own Delivery and Mobile Order and Pay. Digital channel sales grew 24% versus the prior year and reached 57% of systemwide sales, strongly contributing to topline performance in the quarter.

As of the end of June 2024, Arcos Dorados’ Customer Relationship Management platform had about 90 million unique registered users and the Mobile App surpassed 130 million cumulative downloads, reaching more than 21 million monthly active users in the quarter. Loyalty Program members’ visit frequency was 1.5 to 2.0x that of non-Loyalty guests in the period, with healthy levels of both 90-day active customers and redemption rates. During the quarter, identified sales represented 24% of total sales, compared with 19% in the prior year quarter.

2Q24 Adjusted EBITDA Bridge
($ million)

Second quarter consolidated Adjusted EBITDA reached $118.8 million, up 7.9% in US dollars over the prior year quarter. The result included a $16.0 million positive impact from the reduction of labor contingencies due to a favorable judgement in Brazil. Excluding this positive impact, Adjusted EBITDA was still the second highest US dollar result for a second quarter in Arcos Dorados’ history.

Consolidated Adjusted EBITDA margin was 10.7%, relatively flat versus the 10.6% EBITDA margin registered in the prior year. This included lower Food and Paper (F&P) costs as a percentage of revenue, driven by a better gross margin in Brazil, coupled with operating leverage in General and Administrative expenses (G&A) in all divisions when compared with the prior year.

These effects were partially offset by higher Occupancy & Other Operating expenses as a percentage of revenue in the second quarter, explained by an increase in expenses related to delivery fees and utilities as well as expenses related to running and maintaining the Company’s information technology tools and capabilities.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: Brazil’s result in the second quarter of 2024 included a $16.0 million positive impact from the reduction of labor contingencies due to a favorable judgement.

Adjusted EBITDA in the second quarter 2024 and second quarter 2023 included a $4.2 million and a $4.0 million gain, respectively, from the sale of restaurants to sub-franchisees in Chile.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the second quarter of 2024 or the second quarter of 2023.

Non-operating Results

Arcos Dorados’ non-operating results for the second quarter included a net interest expense of $14.1 million and a $14.9 million loss from non-cash foreign exchange and derivative instruments. The Company recorded an income tax expense of $18.1 million in the quarter.

Net income attributable to the Company totaled $26.6 million, or $0.13 per share, in the second quarter of 2024. Total weighted average shares for the second quarter of 2024 amounted to 210,660,444 compared to 210,625,859 in the prior year’s quarter.

Divisional
Results

Brazil Division
Figure 2. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)

	2Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,098			1,150

Total Revenues	405.2	(24.6)	61.4	442.0	9.1%	15.2%
Systemwide Comparable Sales						10.2%
Adjusted EBITDA	69.1	(4.3)	21.4	86.2	24.6%	30.9%
Adjusted EBITDA Margin	17.1%			19.5%	2.4 p.p.

Brazil’s revenues increased 9.1% year-over-year, reaching $442.0 million, despite the material devaluation of the Brazilian real during the second quarter. Systemwide comparable sales rose 10.2% year-over-year, or 2.6x inflation in the period, with a strong guest traffic contribution.

Digital sales rose 23% versus the prior year and generated almost 70% of the division’s systemwide sales in the period, including 28% identified sales in the quarter. Delivery sales rose 28% in US dollars versus the prior year and reached a new quarterly sales record in the country. Off-premise channel sales represented 43% of Brazil’s systemwide sales in the quarter.

The Loyalty program “Meu Méqui” continues to drive guest frequency, with a higher average check. The Company continued to invest in the attractiveness of the program, which accumulated more than 10.5 million registered members at the end of July 2024, up from 8 million at the end of April 2024.

Brazil’s marketing campaigns included strong Happy Meal properties such as Inside Out 2 to boost the family business. Arcos Dorados continued sponsoring Big Brother Brazil, the country’s most popular reality TV program, with associated promotions to support the chicken category. The Company also ran promotions and limited time offers to strengthen brand affinity with menu favorites such as McFish, McFries, Tasty Sauce and desserts.

As reported Adjusted EBITDA in the division reached $86.2 million in the quarter, rising 24.6% versus the prior year in US dollars. Adjusted EBITDA margin was 19.5%, including lower F&P costs as a percentage of revenue and efficiencies in both Payroll and G&A due to strong sales growth above inflation in the division. The Adjusted EBITDA margin also benefited from a positive impact from the reduction of labor contingencies due to a favorable judgement in this market.

North Latin American Division (NOLAD)
Figure 3. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)

	2Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	639			649

Total Revenues	277.6	4.8	27.8	310.2	11.7%	10.0%
Systemwide Comparable Sales						7.9%
Adjusted EBITDA	28.2	0.3	(2.4)	26.2	-7.3%	-8.5%
Adjusted EBITDA Margin	10.2%			8.4%	-1.8 p.p.

As reported revenues in NOLAD totaled $310.2 million, up 11.7% in US dollars versus the prior year quarter. Systemwide comparable sales rose 7.9% year-over-year, despite a challenging comparison with the same period last year, which included strong sales during Holy Week.

Systemwide sales increased 2.5x the division’s blended inflation in the period, with sales growing above inflation in most markets and particularly strong traffic growth in Panama, Mexico and the French West Indies.

Arcos Dorados continued to invest in the modernization and digitalization of its restaurants in the division. As a result, digital sales grew 61% versus the prior year and represented 39% of systemwide sales in the quarter, benefiting from a significant increase in sales through Delivery and self-order kiosks versus the previous year. Identified sales almost doubled compared to the same quarter last year, driven by continued customer lifecycle management efforts, coupled with increasing digital campaigns and the recent launch of the Loyalty Program in Costa Rica.

NOLAD’s marketing initiatives included the launch of Best Burger in Mexico, leading to a robust comparable unit volume growth for the Big Mac, cheeseburger and the Quarter Pounder with cheese, in the country. Happy Meal sales also performed strongly in the quarter with properties such as Inside Out 2 and Minions. Arcos Dorados combined the regional Formula One sponsorship with the indulgent Grands platform to drive growth in the Three D’s. Finally, the Company introduced new menu offerings in the important chicken and dessert categories in several of the division’s markets.

As reported Adjusted EBITDA in the division was $26.2 million in the quarter, down 7.3% versus the prior year in US dollars. Adjusted EBITDA margin declined by 180 basis points in the quarter, primarily due to the impact of higher Payroll expenses as well as an increase in Occupancy & Other Operating expenses. These were partially offset by operating leverage in G&A expenses.

South Latin American Division (SLAD)
Figure 4. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)

	2Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	580			596

Total Revenues	357.7	(419.3)	420.3	358.7	0.3%	117.5%
Systemwide Comparable Sales						113.4%
Adjusted EBITDA	36.9	(30.5)	24.2	30.6	-17.1%	65.7%
Adjusted EBITDA Margin	10.3%			8.5%	-1.8 p.p.

As reported revenues in SLAD totaled $358.7 million, driven by an 113.4% increase in systemwide comparable sales versus the prior year, which includes the impact of Argentina and Venezuela’s high inflation rates. Excluding Argentina, the division’s systemwide comparable sales grew 2.0x blended inflation, driven by Chile, Colombia, Uruguay and Venezuela.

The division’s results in the second quarter reflect a more challenging consumer environment, as well as significant macroeconomic and currency headwinds in Argentina. Against this backdrop, the Company focused on leveraging its competitive advantages to strengthen value perception and brand preference among guests.

Digital sales represented 56% of systemwide sales in SLAD, leading to a jump in identified sales across its markets, mainly due to the continued increase in sales penetration from Delivery and Own Delivery together with the strong performance of the Mobile Order and Pay functionality on the Mobile App. The nationwide launch of the Loyalty Program in Uruguay at the end of April of 2024 drove improvements in guest frequency and record levels of identified sales.

SLAD’s marketing activities included attractive Happy Meal offerings across the division, chicken-focused promotions in Chile, and innovations in the dessert category in Colombia. In addition, Arcos Dorados drove sales by focusing on the sports passion point during the Copa America tournament with activations related to local football federation sponsorships.

As reported Adjusted EBITDA totaled $30.6 million in the second quarter and Adjusted EBITDA margin contracted 180 basis points versus the prior year quarter. The division’s Adjusted EBITDA was positively impacted by operating leverage in G&A expenses and a relatively flat Payroll and F&P expenses as a percentage of revenue, despite the challenging environment in Argentina. These were offset by higher Occupancy & Other Operating expenses as a percentage of revenue.

New Unit Development
Figure 5. Total Restaurants (end of period)*

	June 2024	March 2024	December 2023	September 2023	June 2023
Brazil	1,150	1,141	1,130	1,113	1,098
NOLAD	649	647	647	638	639
SLAD	596	593	584	588	580
TOTAL	2,395	2,381	2,361	2,339	2,317

*Considers Company-operated and franchised restaurants at period-end

Figure 6. Footprint as of June 30, 2024

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	599	91	460	1,150	706	444	114	2,002
NOLAD	408	48	193	649	495	154	19	519
SLAD	250	125	221	596	503	93	201	733
TOTAL	1,257	264	874	2,395	1,704	691	334	3,254

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the second quarter of 2024, the Company opened 15 Experience of the Future (EOTF) restaurants, all of them free-standing units, including 10 restaurants in Brazil.

At the end of June, 52% of Arcos Dorados’ restaurant footprint was made up of free-standing units and the Company plans to continue focusing its investments on this format to offer guests the most complete McDonald’s restaurant experience while leveraging the incrementality of Drive-thru and Delivery sales to continue capturing the highest sales volume per restaurant in the region.

During the second quarter, the Company continued investing in the modernization of existing restaurants and, as of the end of June 2024, there were 1,471 EOTF restaurants making up 61% of the Company’s total footprint.

Arcos Dorados’ restaurant development plan remains on track, with a strong pipeline of restaurant openings and modernizations underway in the second semester.

Balance Sheet & Cash Flow Highlights
Figure 7. Consolidated Debt and Financial Ratios (In thousands of U.S. dollars, except ratios)

	June 30,	December 31,
	2024	2023
Total Cash & cash equivalents (i)	139,356	246,767
Total Financial Debt (ii)	716,434	728,093
Net Financial Debt (iii)	577,078	481,326
LTM Adjusted EBITDA	489,461	472,304
Total Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.5
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.0

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $64.7 million and $46.5 million as a reduction of financial debt as of June 30, 2024 and December 31, 2023, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of June 30, 2024, total cash and cash equivalents were $139.4 million and total financial debt (including the net derivative instrument position) was $716.4 million. Net debt (total financial debt minus total cash and cash equivalents) was $577.1 million, up from $481.3 million at the end of 2023, due to the lower cash balance.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at 1.2x, unchanged from the end of the first quarter 2024.

On April 15, 2024, the Company entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch, for up to $25 million that matures on April 14, 2025. Each loan under this agreement will bear interest at an annual rate equal to Term SOFR plus a range of between 2.65% and 4.85%.

Net cash generated from operating activities for the six months ended June 30, 2024, totaled $63.7 million. Cash used in net investing activities totaled $134.0 million, including capital expenditures of $148.9 million. Net cash used in financing activities was $17.6 million, which included $25.3 million corresponding to the first two installments of the 2024 dividend.

Recent
Developments

Master Franchise Agreement

On August 1, 2024, Arcos Dorados Holdings Inc. received a Renewal Notice from McDonald’s to replace the parties’ existing Master Franchise Agreement (MFA) with a new, 20-year Master Franchise Agreement, to be effective as of January 1, 2025. The parties are working to finalize the terms of this new MFA and will communicate additional progress in the renewal process as appropriate and in line with the requirements of the US Securities and Exchange Commission.

Second Quarter 2024 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 14, 2024, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Second Quarter 2024 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses on the statement of income: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 8 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,350 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 06/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation, its outlook and guidance for 2024 and the renewal of its Master Franchise Agreement with McDonald’s. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2024 Consolidated Results
Figure 8. Second Quarter 2024 Consolidated Results (In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2024	2023	2024	2023
REVENUES
Sales by Company-operated restaurants	1,060,709	994,530	2,092,131	1,940,884
Revenues from franchised restaurants	50,192	45,991	100,126	90,429
Total Revenues	1,110,901	1,040,521	2,192,257	2,031,313
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(372,926)	(351,745)	(733,913)	(685,611)
Payroll and employee benefits	(193,538)	(194,065)	(395,498)	(379,382)
Occupancy and other operating expenses	(315,558)	(278,997)	(614,611)	(542,720)
Royalty fees	(66,361)	(58,520)	(131,364)	(115,259)
Franchised restaurants - occupancy expenses	(20,285)	(20,420)	(42,275)	(38,629)
General and administrative expenses	(72,954)	(69,526)	(141,612)	(135,118)
Other operating income, net	4,940	7,644	8,786	6,583
Total operating costs and expenses	(1,036,682)	(965,629)	(2,050,487)	(1,890,136)
Operating income	74,219	74,892	141,770	141,177
Net interest expense and other financing results	(14,141)	(12,128)	(30,579)	(21,987)
Gain / (Loss) from derivative instruments	3,182	(9,191)	1,249	(14,120)
Foreign currency exchange results	(18,117)	13,662	(19,115)	20,945
Other non-operating income / (expenses), net	(223)	116	(652)	6
Income before income taxes	44,920	67,351	92,673	126,021
Income tax expense, net	(18,145)	(38,824)	(37,106)	(59,850)
Net income	26,775	28,527	55,567	66,171
Net income attributable to non-controlling interests	(143)	(159)	(426)	(396)
Net income attributable to Arcos Dorados Holdings Inc.	26,632	28,368	55,141	65,775
Earnings per share information ($ per share):
Basic net income per common share	$ 0.13	$ 0.13	$ 0.26	$ 0.31
Weighted-average number of common shares outstanding-Basic	210,660,444	210,625,859	210,658,096	210,610,288
Adjusted EBITDA Reconciliation
Operating income	74,219	74,892	141,770	141,177
Depreciation and amortization	45,202	35,000	88,293	68,520
Operating charges excluded from EBITDA computation	(639)	164	(2,346)	863
Adjusted EBITDA	118,782	110,056	227,717	210,560
Adjusted EBITDA Margin as % of total revenues	10.7%	10.6%	10.4%	10.4%

Second Quarter 2024 Results by Division
Figure 9. Second Quarter 2024 Consolidated Results by Division (In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Six-Months ended		as	Constant
	June 30,		reported	Currency	June 30,		reported	Currency
	2024	2023	Incr/(Decr)%	Incr/(Decr)%	2024	2023	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	441,990	405,199	9.1%	15.2%	890,927	779,397	14.3%	14.8%
NOLAD	310,205	277,590	11.7%	10.0%	612,926	536,856	14.2%	10.5%
SLAD	358,706	357,732	0.3%	117.5%	688,404	715,060	-3.7%	112.1%
TOTAL	1,110,901	1,040,521	6.8%	49.0%	2,192,257	2,031,313	7.9%	47.9%

Operating Income (loss)
Brazil	68,194	52,912	28.9%	35.2%	125,236	97,002	29.1%	29.9%
NOLAD	13,191	18,410	-28.3%	-29.1%	31,174	32,357	-3.7%	-7.3%
SLAD	19,719	29,452	-33.0%	25.2%	34,161	62,914	-45.7%	8.3%
Corporate and Other	(26,885)	(25,882)	-3.9%	-97.5%	(48,801)	(51,096)	4.5%	-103.6%
TOTAL	74,219	74,892	-0.9%	-6.0%	141,770	141,177	0.4%	-15.0%

Adjusted EBITDA
Brazil	86,168	69,129	24.6%	30.9%	161,614	128,602	25.7%	26.3%
NOLAD	26,161	28,210	-7.3%	-8.5%	54,763	51,910	5.5%	1.9%
SLAD	30,571	36,874	-17.1%	65.7%	55,312	77,590	-28.7%	47.3%
Corporate and Other	(24,118)	(24,157)	0.2%	-96.4%	(43,972)	(47,542)	7.5%	-105.3%
TOTAL	118,782	110,056	7.9%	18.1%	227,717	210,560	8.1%	10.2%

Figure 10. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
2Q24	5.22	17.26	885.90
2Q23	4.95	17.68	231.76

* Local $ per 1 US$

Summarized Consolidated Balance Sheet
Figure 11. Summarized Consolidated Balance Sheet (In thousands of U.S. dollars)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	104,216	196,661
Short-term investments	35,140	50,106
Accounts and notes receivable, net	141,156	147,980
Other current assets (1)	232,257	210,531
Derivative instruments	364	—
Total current assets	513,133	605,278
Non-current assets
Property and equipment, net	1,104,280	1,119,885
Net intangible assets and goodwill	66,930	70,026
Deferred income taxes	102,709	98,163
Derivative instruments	64,309	46,486
Equity method investments	17,483	18,111
Leases right of use asset	927,721	954,564
Other non-current assets (2)	99,458	106,725
Total non-current assets	2,382,890	2,413,960
Total assets	2,896,023	3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	332,993	374,986
Taxes payable (3)	168,498	163,143
Accrued payroll and other liabilities	144,292	142,487
Royalties payable to McDonald’s Corporation	19,843	21,292
Provision for contingencies	1,360	1,447
Interest payable	8,048	7,447
Financial debt (4)	48,462	37,361
Operating lease liabilities	93,122	93,507
Total current liabilities	816,618	841,670
Non-current liabilities
Accrued payroll and other liabilities	20,686	27,513
Provision for contingencies	32,146	49,172
Financial debt (5)	724,597	729,771
Deferred income taxes	1,598	1,166
Operating lease liabilities	829,850	853,107
Total non-current liabilities	1,608,877	1,660,729
Total liabilities	2,425,495	2,502,399
Equity
Class A shares of common stock	389,967	389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,719
Retained earnings	570,772	566,188
Accumulated other comprehensive loss	(613,597)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	469,349	515,281
Non-controlling interest in subsidiaries	1,179	1,558
Total equity	470,528	516,839
Total liabilities and equity	2,896,023	3,019,238

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!